Filed Pursuant to Rule 433
Registration Statement No. 333-272154

Pricing Term Sheet

Howmet Aerospace Inc.

$500,000,000 4.550% Notes due 2032

November 3, 2025

This pricing term sheet to the preliminary prospectus supplement dated November 3, 2025 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this pricing term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Howmet Aerospace Inc.

Title of Securities:	4.550% Notes due 2032

Pricing Date:	November 3, 2025

Settlement Date*:	November 12, 2025 (T+6)

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	November 15, 2032

Coupon (Interest Rate):	4.550%

Price to Public (Issue Price):	99.958% of principal, plus accrued interest, if any, from November 12, 2025

Benchmark Treasury:	3.750% UST due October 31, 2032

Benchmark Treasury Price / Yield:	99-01+ / 3.907%

Spread to Benchmark Treasury:	+65 bps

Yield to Maturity:	4.557%

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15 of each year, commencing May 15, 2026

Interest Record Dates:	May 1 and November 1

Debt Ratings**:	Baa1 / BBB+ / BBB+

Optional Redemption:	Make-whole at T + 10 bps at any time before September 15, 2032; par call at any time on or after September 15, 2032

Change of Control Offer:	If a change of control triggering event occurs with respect to the Notes, the Issuer will be required, subject to certain conditions, to offer to repurchase such Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering, together with cash on hand, for the redemption of all of the outstanding principal amount of approximately $625 million of the Issuer’s 2027 Notes. The Issuer expects that the aggregate redemption price for the 2027 Notes will be approximately $652 million, including accrued interest. With these actions, the Issuer expects annualized interest expense savings of approximately $14 million.

Joint Bookrunners:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc. SMBC Nikko Securities America, Inc. Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp. Fifth Third Securities, Inc. TD Securities (USA) LLC Citizens JMP Securities, LLC MUFG Securities Americas Inc. PNC Capital Markets LLC Intesa Sanpaolo IMI Securities Corp.

CUSIP/ISIN:	443201 AD0 / US443201AD04

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

* It is expected that delivery of the Notes will be made against payment therefor on or about November 12, 2025, which will be the sixth business day following the date hereof (this settlement cycle being referred to as “T + 6”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to one business day before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We have filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus supplement and accompanying prospectus if you request them by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.